UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on July 5, 2012, entitled "Statoil preparing to halt production after notice of lockout".

Statoil preparing to halt production after notice of lockout

Statoil (OSE:STL, NYSE:STO) is preparing to shut down production on the Norwegian continental shelf (NCS) following a notice of lockout.

The Norwegian Oil Industry Association (OLF) announced today that a lockout will be imposed on all members of Industry Energy (Industri Energi), the Organisation of Energy Personnel (SAFE) and the Norwegian Organisation of Managers and Executives (Lederne) who are covered by the offshore pay agreements. The announced lockout will take effect on Monday 9 July at 24:00 hrs., and will halt all production on the NCS.

For Statoil, the shortfall in production will be around 1.2 million barrels of oil equivalent per day. The group’s lost revenue resulting from the production stoppage will amount to around NOK 520 million per day.

Statoil is planning a controlled shutdown of production and return of personnel to land from Monday 9 July at 24:00 hrs. It will take from 1 to 4 days to shut down all production on the NCS, depending on the characteristics and complexity of each field. An appropriate level of safety staffing will be established on each installation.

The lockout warning follows strike action taken by Industri Energi, SAFE and Lederne on 24 June. According to OLF’s calculations, the strike has resulted in a loss of revenue from production amounting to around NOK 2 billion so far.

In its lockout warning, OLF underlines that in addition to considerable pay rises, the trade unions are demanding  an early retirement scheme from the age of 62 which is considerably more comprehensive than the pension schemes of other groups in society. The early retirement scheme is a demand that cannot be met by OLF because each individual company determines its own pension scheme, and pension is therefore not included in the pay agreements. Since it has not been possible to negotiate a settlement after 12 days of dispute, OLF has found it necessary to respond to the strike by announcing a lockout warning.

Contacts:

Investor relations
Morten Sven Johannessen, vice president, investor relations, USA  +1 2035702524 (mobile)

Erik Gonder, IR Officer, + 47 99 562611 (mobile)

Media relations
Bård Glad Pedersen, spokesperson,  +47 91 801791 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 5, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer